Theseus Pharmaceuticals, Inc.

245 Main Street

Cambridge, Massachusetts 02142

October 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Irene Paik
Alan Campbell
Terence O’Brien
Christie Wong

Re:	Theseus Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-259549

Request for Acceleration of Effective Date

Requested Date:	Wednesday, October 6, 2021
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Theseus Pharmaceuticals, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-1 (File No. 333-259549) (the “Registration Statement”) declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

The Company hereby authorizes each of Colin G. Conklin and Frederic G. Martin of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, the Company requests that it be notified by a telephone call to Mr. Conklin at (650) 463-5341 or, in his absence, Mr. Martin at (650) 463-5454.

[Signature page follows]

Securities and Exchange Commission

October 4, 2021

Sincerely,

Theseus Pharmaceuticals, Inc.

By:	/s/ Timothy P. Clackson
Timothy P. Clackson, Ph.D.
President and Chief Executive Officer
Principal Executive Officer

cc:	Bradford D. Dahms, Chief Financial Officer

Theseus Pharmaceuticals, Inc.

Marcia A. Hatch, Esq.

Colin G. Conklin, Esq.

Frederic G. Martin, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Lisa Firenze, Esq.

Scott N. Lunin, Esq.

Wilmer Cutler Pickering Hale & Dorr LLP